March 6, 2019

Steve Saleen
Chief Executive Officer
Saleen Automotive, Inc.
2735 Wardlow Road
Corona, California 92882

       Re: Saleen Automotive, Inc.
           Registration Statement on Form 10
           Filed February 8, 2019
           File No. 000-55236

Dear Mr. Saleen:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10 Filed February 8, 2019

Business
Our Vehicles, Products and Services, page 3

1. Please explain whether or not you need approval from the original manufacturer in order to make the modifications you discuss. Please also add risk factor disclosure if any approval is needed from the original car manufacturers regarding transformations to the cars.
2. We note your disclosure that your designs improved the level of performance of the cars you modify. Please revise to clarify how the performance has been improved.
3. Please file your consulting agreement with Jiangsu Saleen Automotive Technology Co.,
      Ltd., or tell us why it is not required to be filed under Item 601(b)(10) of Regulation S-K.
 Steve Saleen
FirstName LastNameSteve Saleen
Saleen Automotive, Inc.
Comapany NameSaleen Automotive, Inc.
March 6, 2019
March 6, 2019 Page 2
Page 2
FirstName LastName
Risk Factors
We are dependent on a single customer, page 9

4. Please identify the customer referenced in this risk factor. We also note your disclosure on page 3 that you expect to complete the engineering, design and development of the S1 in
         March 2019, and that the next phase of your relationship with JSAT will consist of the manufacture and sale of the S1 under terms that remain subject to further negotiation and agreement. Please discuss any related risks that are material. Certain Relationships and Related Transactions
Parts Business License Agreement, page 36

5. Please file the Trademark License Agreement as an exhibit, or tell us why you do not believe that it is required to be filed under Item 601(b)(10) of Regulation S-K.
Financial Statements, page F-1

6. Please update your financial statements to ensure the requirements in Rule 3-12 of
         Regulation S-X are met as of the anticipated date of automatic effectiveness.
Note 1: Revenue Recognition, page F-7

7. We note that revenue related to the S7 includes a portion of the profit from its sale which is recognized when the buyer accepts the vehicle, as well as revenue from the reimbursement of manufacturing costs, plus an additional mark-up, which is recognized as the services are provided and accepted from the related party S7 Supercars, LLC. Please tell us your consideration of ASC 606-10-25-14 and 15 in determining that the above services represent separate performance obligations, and therefore separate timing of recognition, instead of a series of distinct services requiring the same timing and method of recognition.
General

8. Please note that your registration statement will become effective automatically sixty days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments on your filing. If you do not wish to incur those obligations until all issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.
9. We note your disclosure that you are an emerging growth company as defined in Section
         2(a)(19) of the Securities Act. Please tell us your basis for your determination that you are an emerging growth company. In that regard, it appears that your first sale of common equity securities pursuant to an effective registration statement under the Securities Act took place in 2012.
 Steve Saleen
Saleen Automotive, Inc.
March 6, 2019
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Theresa Brillant at 202-551-3307 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Laura Nicholson at 202-551-3584 with any other questions.



FirstName LastNameSteve Saleen                            Sincerely,
Comapany NameSaleen Automotive, Inc.
                                                          Division of
Corporation Finance
March 6, 2019 Page 3                                      Office of
Transportation and Leisure
FirstName LastName